Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and six months ended June 30, 2021

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future, potentially, across the broader food sector. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands through offices in 14 countries and exports to many others and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax in the United Kingdom.
Results for the six months ended June 30, 2021
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Liquidity review

	For the six months ended June 30,
	2021	2020
	€m	€m
Net cash generated from operating activities	153.9	301.0
Cash used in investing activities	(22.3)	(24.6)
Net cash provided by/(used in) financing activities	257.9	(152.1)
Net increase in cash and cash equivalents	389.5	124.3
Cash and cash equivalents at end of period	772.1	935.3
Cash and cash equivalents increased during the six months ended June 30, 2021 as well as in the six months ended June 30, 2020. Net cash generated from operating activities has decreased by €147.1 million compared to the six months ended June 30, 2020 primarily driven by trade and other payables, for which there was a cash outflow in the six months ended June 30, 2021 by €94.2 million but for which there was a cash inflow in the six months ended June 30, 2020 by €59.5 million. Cash used in investing activities has decreased by €2.3 million compared to the six months ended June 30, 2020. In the current period, the Company made payments for property, plant and equipment and intangibles of €34.2 million offset by proceeds of €12.7 million from the redemption of investments. This compares to payments for property, plant and equipment and intangibles of €23.6 million in the prior period. Net cash provided by/(used in) financing activities has increased by €410.0 million compared to the six months ended June 30, 2020. The inflow in the six months ended June 30, 2021 is primarily the result of refinancing activities in which borrowings saw a net increase of €341.3 million, offset in part by the payment of €10.5 million for the repurchase of ordinary shares in January 2021 and €21.7 million for payments related to shares withheld for taxes. In the prior period the cash outflow included the payment of €83.4 million for the repurchase of ordinary shares.

Nomad Foods Limited—Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this interim report, including our condensed consolidated interim financial statements and related notes included in this document, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline, and you could lose part or all of your investment.
i.Risk Factor Summary
The risks described below include, but are not limited to, the following:
Risks Related to Our Business and Industry
•We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
•Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our revenue and profitability may decline.
•Our future results and competitive position are dependent on the successful development of new products and improvement of existing products.
•The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
•The exit of the UK from the EU could adversely impact our business, results of operations and financial condition.
•We may not be able to achieve our sustainability targets to the extent we expect.
•Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations
•Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.
•We rely on sales to a limited number of large food retailers and should they perform poorly, or if the buying power of these large retailers increases, our business could be adversely affected.
•Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
•We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
•Our customers may not be creditworthy or may not fulfil their other contractual obligations to us.
•Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
•Health concerns or adverse developments with respect to the safety or quality of our products may damage our reputation, increase our costs of operations and decrease demand for our products.
•A failure in our cold chain could lead to unsafe food conditions and increased costs.
•Potential liabilities and costs from litigation could adversely affect our business.
•The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
•Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control.
•Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
•We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
•Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
•We are dependent upon key executives and highly qualified managers and we cannot assure their retention.

Risks Related to The Fortenova Acquisition
•The Fortenova Acquisition is subject to significant uncertainties and risks.
•Amendments to the Acquisition Agreement may have adverse consequences for our business.
•The Fortenova Acquisition may entitle some of the Fortenova Group’s customers or other business partners of the Fortenova Group to terminate their agreements as a result of change of control provisions.
•We may not be able to enforce claims with respect to the warranties that the Fortenova Group has provided under the Acquisition Agreement.
•The Fortenova Acquisition represents entry into a new product category and new geographies for us.

Risks Related to Our Acquisition Strategy
•We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
•We may be subject to antitrust regulations with respect to future acquisition opportunities.
•Any due diligence by us in connection with agreed acquisitions or potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
Risks Related to Regulations
•Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
•We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.
•We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
•Changes in the European regulatory environment regarding privacy and data protection regulations could expose us to risks of noncompliance and costs associated with compliance.
Risks Related to Financial Management
•We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
•Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
•Our indebtedness is subject to changes in interest reference rates.
•We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
•Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
•Dividend payments may have an impact on our cash flows and our ability to meet our debt service obligations.
•An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
•We are exposed to risks in connection with our treasury and cash management activities.
•We face risks associated with certain pension obligations.
•We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
•The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
General Risk Factors
•Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.
•Changes in accounting standards and subjective assumptions, estimates and judgments by management related to accounting matters could significantly affect our financial results.
•If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

Risks Related to our Ordinary Shares
•We have various equity instruments outstanding that would require us to issue additional ordinary shares which could lead to significant dilution of your ownership interests, or the anticipation of such issuances, could have an adverse effect on our share price.
•If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
•As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers which may afford less protection to holders of our ordinary shares.
•We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
•As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
•The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
•British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
•Dividend payments on our ordinary shares are not expected.
•Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
Risks Related to Taxation
•Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
•Disputes with tax authorities may give rise to unforeseen adjustments.
•If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development, customer service and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. A continued increase in discounter sales may adversely affect the sales of our branded products. We are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position. Market dynamics continue to evolve and growth rates might change by channel and over time. For example, COVID-19 dynamics and governmental restrictions in Europe impacted our sales trend by channel in 2020 and continues to do so in 2021. In particular, we have seen a shift in consumer behavior to online shopping as shoppers look to avoid physical stores. In store, consumers have chosen to limit potential exposure to COVID-19 by shopping less often but increasing their basket size per visit which has led to a higher proportion of sales coming from our top 10 customers. We have also experienced lower demand for our food service products, which support commercial food establishments, due to governmental restrictions on the ability to eat out of home.
In addition, it is difficult to accurately predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.

Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business and financial condition.
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our revenue and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly and the recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients, including gluten and animal products. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products.
The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden, Switzerland or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, the growing presence of alternative retail channels could negatively impact our revenue if we fail to adapt.
For example, consumers with increasingly busy lifestyles, or who are impacted by COVID-19 lockdown measures in certain countries, are choosing the online grocery channel as a more convenient, safer and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends and to exploit profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be materially adversely affected.
Activist groups have in the past, and may in the future, use pressure tactics to influence our decisions regarding commodities, raw materials and supply chains based on their stances regarding, for example, inhumane treatment of animals and deforestation by our suppliers. These groups may be able to coordinate their actions with other groups, threaten strikes or boycotts or enlist the support of well-known persons or organizations in order to increase the pressure on us to achieve their stated aims. In the future, these actions or the threat of these actions may force us to change our business practices or pricing policies, which may have a material adverse effect on our business, results of operations and financial condition.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.
Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs, can affect consumer perception of our other products and can lead to erosion of brand equity. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.
On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global outbreak has created significant volatility, uncertainty and economic disruption which has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus. In response to the pandemic, many European countries in which we operate enacted lockdown policies, including Italy, the United Kingdom, Germany, Spain and France. These measures continue to evolve as countries and local governments continue to adapt to the ongoing outbreak, with precautions including lockdown and self-isolation measures, requiring employees to work remotely and imposing travel restrictions. These restrictions, and future prevention and mitigation measures, have had and are continuing to have, an adverse impact on global economic conditions. This is particularly the case since further waves of COVID-19 outbreaks and the emergence of new variants of the virus may cause these restrictions to tighten and continue to have an adverse impact on global economic conditions, which could materially adversely affect our business and operating results. Uncertainties regarding the economic impact of COVID-19 are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.
The continuation of the pandemic (including due to the emergence of new variants) may also disrupt our third-party suppliers and other business partners’ ability to meet their obligations to us, which may negatively affect our operations. Additionally, the impact of COVID-19 on our suppliers, co-manufacturers, distributors or transportation and logistics providers may negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, distribution capability or logistics capability. During the pandemic, we have experienced increased demand for our branded products as a result of a general increase in frozen food consumption. For example, as a result of unusually high demand during the fourth quarter of 2020 and the first quarter of 2021, we were unable to meet all sales demand, primarily due to a number of our production facilities already being highly utilized prior to that period of unusually high demand. If our suppliers, co-manufacturers, distributors or transportation and logistics providers are unable to keep pace with this increased demand, and we are unable either to access alternatives, or to access alternatives on commercially reasonable terms, we would not be able to fulfill the increased demand for our products which could negatively impact our market share, our ability to increase revenue, cause harm to our reputation and have a material adverse impact on our operating results. During the pandemic we have also experienced lower demand for our food service products, which support commercial food establishments, due to governmental restrictions on the ability to eat out of home, for example, at restaurants, cafés, bars and canteens. Depending on the extent and length of such restrictions, this could see demand for such products to continually decline which could negatively impact our ability to increase revenue and have an adverse impact on our operating results and goodwill.
We operate production space in facilities across Europe. While we have not experienced any significant disruptions to our facilities, we could, in the future, be forced to close our facilities or reduce operations due to government responses to the pandemic or employee illness or health concerns, including as a result of sustained periods of employees working from home. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations. For example, while we have not experienced any significant disruptions of this nature, if certain of our senior executives were to be incapacitated due to COVID-19 at critical points in the reporting calendar this could have an impact on our ability to exercise normal controls and governance procedures. Extended shutdowns or reduced operations could also result in an increase in operating costs in connection with our continuing to pay employees at non-operating facilities and higher costs associated with ensuring the continued health and safety of workers, which may include checking workers’ temperatures, providing personal protective equipment, deep cleaning facilities, and encouraging sick workers to stay home by providing enhanced employee benefits. In addition, if any third parties in our supply chain experience similar issues, this could result in their failure to meet their obligations to us or significant disruptions in their ability to do so, which could adversely affect our business, financial condition and results of operations.
Part of our growth strategy includes the launch and increasing distribution of new products and improvements to existing products. Our ability to gain distribution and advertising space for such products and to sustain sales may be negatively impacted by COVID-19, which could impede our anticipated growth in this area. As a result, we may not be able to phase these planned innovations and execute our strategy as planned, and may be forced to mitigate the risk by focusing on our core business. We expect our mix of innovation to Core Products to continue to be biased towards Core Products in the medium term.

In addition, our results of operations are materially affected by conditions in the credit and financial markets and the economy generally. Global credit and financial markets have experienced and continue to experience extreme volatility and disruptions as a result of the COVID-19 pandemic including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We cannot assure you that deterioration in credit and financial markets and confidence in economic conditions will not occur or be sustained as a result of the COVID-19 pandemic. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure by us or our customers to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, our financial condition and our results of operations.
Although we have experienced increased demand for our products and increased sales during the pandemic, we are unable to predict how long this sustained demand will last, how significant it will be, or if other trends less favorable to us will emerge as a result of COVID-19 or any other future pandemics of a similar nature. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants of the virus, the availability and effectiveness of vaccines and government responses to the pandemic (including any further lockdowns, mandatory social distancing or other restrictive measures), all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve in such a way that its effects are likely to continue for a longer period than currently envisaged, the disease could exacerbate other risks we face, and also have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares.
The exit of the UK from the EU could adversely impact our business, results of operations and financial condition.
On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The European Union (Withdrawal Agreement) Bill was passed by the UK Parliament and the UK left the European Union on January 31, 2020. Following its departure, the UK commenced negotiations with the European Union to reach a trade agreement, which was concluded on December 24, 2020. The trade agreement provides clarity on which products are to attract tariffs and duties for products imported and exported between the UK and the European Union going forward. In addition, on January 1, 2021, the transition period ended and the UK is now trading as an independent country outside of the European Union. This means that new regulations are in place governing the import and export of goods between the UK and the European Union from this date which places a greater cost and administrative burden on us, for example by requiring veterinary certificates for exporting products of animal origin from the UK to the European Union and from October 1, 2021, from the European Union to the UK. There are also additional regulations in place governing tariffs for products of non EU origin when they are exported across the border from the UK to the European Union which also can place a greater cost and administrative burden on us.
For the year ended December 31, 2020, 95% of our revenue was derived from the EU and the UK (29% was derived from the UK). In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. The new Brexit administration requirements could mean that the UK suffers as a result of losing commercially favorable access to the EU single market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU which could in turn have a negative impact on our business and results of operations. Future changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability, cash flow and financial condition.
The effects of Brexit and the new trade agreement may also disrupt our third-party suppliers and other business partners' ability to meet their obligations to us, which may negatively affect our operations. The impact of Brexit and the new trade agreement on our suppliers, co-manufacturers, distributors or transportation and logistics providers may negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain. There may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, distribution capability or logistics capability. In addition, disruption to us or our third-party suppliers and other business partners due to delays at borders or delays as a result of any inability to supply as a result of applying or interpreting the new rules in force during 2021 or thereafter could lead to delays in the manufacture or supply of our products to our customers.

Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This could affect the affordability of our products or require us to invest in our products to remain competitive.
Until the total effects of the operational and trading market changes as a result of Brexit are known, any of these factors could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets (including the UK, Italy, Germany, Sweden, France, and Norway), from which 80% of our revenue was generated during the year ended December 31, 2020. We are particularly influenced by economic developments and changes in consumer habits in those countries (in addition to the other countries in which we are present).
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the UK and the other EU member states and the COVID-19 pandemic has created social and economic uncertainty in all the geographies in which we operate. A deterioration in economic conditions could result in increased unemployment rates, increased short and long-term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
We may not be able to achieve our sustainability targets to the extent we expect.
We have adopted a sustainability strategy, Eating for the Planet, which sets out our role in supporting the change to how food is produced and consumed, in line with the UN Sustainable Development Goals and our corporate purpose. Our ability to successfully implement, and engage other stakeholders in implementing, our sustainability strategy, will depend on a number of factors which are beyond our control, including the extent to which our suppliers and other stakeholders prioritize sustainability initiatives themselves in their own businesses, the reaction of retailers and our customers to our sustainability strategy and broader macroeconomic and social trends. Further, unanticipated events, including changes in our ability to source sustainably produced food ingredients, may have an impact on the extent to which we can meet our own sustainability targets in any given year. If our expectations surrounding our sustainability strategy are not met and/or if consumers consider that we are not making sufficient progress with regards to our sustainability strategy, this could have an impact upon demand for our products and materially adversely affect our business, financial condition and results of operations.
Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of such food ingredients, packaging materials, other supplies and energy costs. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices have in the past negatively impacted and may in future negatively impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the UK, European Union and other countries including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases, the availability of sustainably sourced raw materials, the impact of Brexit, the impact of the COVID-19 pandemic, or national or international quarantines can all also adversely affect availability and prices of commodities in the long and short term.
While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Additionally, by entering fixed price agreements we may potentially be limiting our ability to benefit from possible price decreases. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.

Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.
Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.
Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden, Norway and Switzerland. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2020, our top 10 customers account for 41% of revenue. In recent years, the major multiple (multi-channel) retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors as a result of a change in pricing strategy, including in response to the COVID-19 pandemic, which would adversely affect sales of our products. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories including our products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease, or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.

Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third-party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. Any increases in the cost of transportation, and any disruption in transportation, including the availability of suitable transportation (including the availability of suitable refrigerated transport), could have a material adverse effect on our business, financial condition and results of operations. We are dependent on third parties for almost all of our transportation requirements. For example, in Italy, our distribution network is currently shared with Unilever’s ice cream business. Our arrangement with Unilever is governed by a distribution agreement which expires in August 2022 and for which we are currently exploring alternatives. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.
We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
As is typical in our industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice, which could in turn have a material adverse effect on our business, financial condition and result of operation..
Our customers may not be creditworthy or may not fulfil their other contractual obligations to us.
Our business is subject to the risks of nonpayment and non-performance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.
Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (including but not limited to Birds Eye, Iglo, Findus, Aunt Bessie's and Goodfella's) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.
Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of products and packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products or services, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of raw materials or our supply of products to our customers. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand different or onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of foreign objects, undeclared allergens, substances, chemicals or other agents or residues or the introduction of genetically modified organisms, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, reputational harm, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness, injury or death. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth.
We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category or confuse our products with those of such company. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We cannot guarantee that our efforts to monitor food safety risks and such efforts of our suppliers will be successful or that such risks will not materialize, particularly since such systems are harder to implement and monitor in the context of the COVID-19 pandemic, which may continue to be the case after the pandemic has substantially abated. In addition, we cannot guarantee that our efforts, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, will be successful or that contamination of our products by third parties will not materialize and have a material adverse effect on our business, financial condition and results of operations.

We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional, environmental/sustainability, social and health-related concerns. Regulatory authorities may limit the supply of or place prohibitive charges on certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe, unsustainable, unhealthy or otherwise undesirable. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, even where such misbranding, alteration, contamination or spoilage is out of our control, which could negatively affect our reputation and business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could be significant and have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.
A failure in our cold chain could lead to unsafe food conditions and increased costs.
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have a material adverse effect on our business, financial condition and results of operations.
Potential liabilities and costs from litigation could adversely affect our business.
We are subject to litigation, arbitration and regulatory proceedings, audits and investigations from time to time. There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, intellectual property, food quality and safety, anti-trust and trade, tax, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws and regulations. For example, we could face allegations of false, misleading or deceptive advertising, claims or marketing or other criticisms which could result in litigation, arbitration or regulatory proceedings and result in potential liabilities or costs which may be significant and may damage our reputation. In addition, we could incur substantial costs and fees in defending ourselves or in asserting our rights in these actions or meeting new legal requirements. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant costs in defending these lawsuits. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations and may have a material adverse effect on our reputation, business, financial condition and results of operations.
We are exposed to local business and tax risks in many different countries.
Our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in our markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability (including the impact of Brexit), differing economic cycles, tariffs, duties and adverse economic conditions, changes in regulatory and legislative environments (including regulations stemming from the COVID-19 pandemic), currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and both foreseeable and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, Sweden and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses but our belief that these indemnities are sufficient may prove incorrect. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities but our belief that these reserves and provisions are adequate may prove incorrect. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries. In addition, it is possible that countries will increase tax rates in the future, as a result of the COVID-19 pandemic.
The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity, health epidemics and other outbreaks and natural disasters.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.
Our supply network could also be adversely affected by the outbreak of various diseases or other public health crises, such as the current COVID-19 pandemic that may result in delays in procurement or an inability to access alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.
In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from fire, terrorist activity, natural disasters, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our fourteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.

Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
As of December 31, 2020, we employed approximately 4,890 employees, of which approximately 1,374 were located in Germany, 1,333 were located in the UK, 343 were located in France, 479 were located in Italy, 397 were located in Sweden/Norway and 964 employees in other locations. As of December 31, 2020, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our fourteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have a material adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2021. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.
There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to The Fortenova Acquisition
The Fortenova Acquisition is subject to significant uncertainties and risks.
On March 29, 2021, Nomad Foods Europe Limited entered into an agreement to acquire Fortenova Grupa D.D. and its subsidiaries’ (the “Fortenova Group”) Frozen Food Business Group (the “Fortenova Acquisition”) The completion of the Fortenova Acquisition, and by extension all transactions related thereto, will be subject to, among other things, certain defined pre-completion undertakings and receipt of customary regulatory clearances and approvals from relevant authorities in the territories concerned and the approval of a majority of the depositary receipt holders of the ultimate parent of Fortenova Grupa D.D. (the “Seller”) in a general meeting. Even if we receive all such regulatory clearances and approvals to complete the Fortenova Acquisition, any such clearance or approval may be subject to undertakings by us as may be imposed by the relevant authorities or to our implementing remedies, such as sale of certain assets. The relevant authorities may impose specific conditions in order to consent to the implementation of the Fortenova Acquisition, which may in each case be material, including potentially in relation to the financial structure of the Fortenova Acquisition. Accordingly, we may not be permitted to undertake the Fortenova Acquisition in a timely fashion, without remedies or undertakings, or at all. Any such remedy or undertaking may make the Fortenova Acquisition less financially or commercially attractive and could have a material adverse effect on our business, financial condition and results of operations.
Amendments to the Acquisition Agreement may have adverse consequences for our business.
The Fortenova Acquisition is expected to be completed in accordance with the terms of the sale and purchase agreement entered into between Nomad Foods Europe Limited and the Seller on March 29, 2021 to give effect to the Fortenova Acquisition (the “Acquisition Agreement”). However, the Acquisition Agreement may be amended, and the closing conditions may be waived at any time by the parties thereto. Furthermore, any amendments made to the Acquisition Agreement may make the Fortenova Acquisition less attractive. Any amendment to, or waiver of the closing conditions under, the Acquisition Agreement may have a material adverse effect on our business, financial condition and results of operations.
The Fortenova Acquisition may entitle some of the Fortenova Group’s customers or other business partners of the Fortenova Group to terminate their agreements as a result of change of control provisions.
The Fortenova Acquisition may constitute a change of control under certain agreements entered into by members of the Fortenova Group in relation to the business of the Fortenova Group’s Frozen Food Business Group (the “Target Group”), in which case the counterparties to such agreements may be entitled to terminate their agreements with the relevant member(s) of the Target Group. Some of these counterparties may exercise their termination rights, which could have a material adverse effect on our business, financial position and results of operations. If a substantial number of the Target Group’s contracts were terminated as a result of the Fortenova Acquisition, the Target Group could be forced to enter into new contracts. The counterparties to such new contracts may have stronger bargaining positions than when the Target Group’s existing contracts were originally negotiated. As a result, the Target Group may only be able to secure replacement contracts on less favorable terms or not at all. Any of these events could have a material adverse effect on our business, financial condition and results of operation following completion of the Fortenova Acquisition.
We may not be able to enforce claims with respect to the warranties that the Fortenova Group has provided under the Acquisition Agreement.
Pursuant to the Acquisition Agreement, the Seller has provided certain warranties regarding its ownership of the securities of the Target Group, as well as warranties regarding the business and operations of the Target Group, and Nomad Foods Europe Limited has obtained a warranty & indemnity insurance policy which provides coverage in respect of certain of these warranties. Any unexpected liabilities, individually or in the aggregate, which are not subject to such warranties or which are not recoverable under the such insurance policy, could have a material adverse effect on the business, financial condition and results of operations of the Target Group following the Fortenova Acquisition, whether or not such liabilities result from breaches of warranties. There can be no assurance that we will be able to enforce any claims against the Seller relating to breaches of such warranties or successfully claim under our insurance policy. Moreover, even if we are ultimately able to recover any amounts from the Seller or the insurer, we may be required to temporarily bear some or all of the losses which may arise from any breaches of warranties, which could have a material adverse effect on our financial condition and results of operations.

The Fortenova Acquisition represents entry into a new product category and new geographies for us.
The Fortenova Acquisition will provide entry into a new product category (ice cream) and new geographies (in Central and Eastern Europe) in which we do not have previous experience. Our ability to successfully realize the benefits and synergies of the Fortenova Acquisition will depend in part upon maintaining and growing the business in this new product category and these new geographies, for which we will be reliant upon the existing management of the Target Group. We also anticipate integrating the Fortenova Acquisition into our wider business processes, for which we will similarly be reliant upon the current management of the Target Group. We may encounter obstacles in those new geographies which we have not previously encountered in our existing business. Consumer buying habits, preferences, seasonal trends and brand loyalty in these Central and Eastern European markets, among other things, may differ materially from our experience with such factors and trends in our prevailing markets. For example, the promotions and advertising strategies used in our existing businesses may not be able to be replicated successfully in these new geographies and/or in the ice cream category. Any failure to maintain the existing market share of the Target Group in the countries in which the Target Group operates, or any failure to fully deliver the anticipated benefits of the Fortenova Acquisition (which could result from the factors outlined above or other factors) could have a material adverse effect on our results of operations and financial condition.
Risks Related to Our Acquisition Strategy
We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
Our acquisitions strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from completed acquisitions, including the Findus Switzerland and Fortenova acquisitions.
We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.
In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:
•unexpected losses of key employees or customers of the acquired company;
•conforming the acquired company's standards, processes, procedures and controls with our operations;
•coordinating new product and process development;
•hiring additional management and other critical personnel;
•negotiating with labor unions; and
•increasing the scope, geographic diversity and complexity of our current operations.
We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

We may be subject to antitrust regulations with respect to future acquisition opportunities.
Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
We may face significant competition for acquisition opportunities.
There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.
Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations, particularly during the COVID-19 pandemic, where certain of our diligence efforts may be delayed or prohibited due to government or practical restrictions.
There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.
In addition, following any acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.

Risks Related to Regulations
Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway, Switzerland and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety, environmental and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation, sale and storage of frozen food products. For example, new regulations of the European Parliament and Council which took effect in December 2014 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how such rules will be impacted as a result of Brexit but there may be changes and further regulations that we must adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us or our suppliers to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.
All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.
We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere has generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the UK, Germany, France, Italy, Sweden, Norway, Switzerland and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on our business, financial condition and results of operations.
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and GDPR. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures. If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation. Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.
Changes in the European regulatory environment regarding privacy and data protection regulations, such as the GDPR, could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU and in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations and imposes significant fines and sanctions for violations. Among other things, the GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Furthermore, there is significant uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because they are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws, including the GDPR, may impose significant costs and challenges that are likely to increase over time. Since January 1, 2021 the GDPR has ceased to have direct effect in the UK but with the implementation of the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 in the UK, this ensures that the UK has in effect the same legal framework for data protection in place as under the GDPR.
Risks Related to Financial Management
We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.
In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of the restated Senior Facilities Agreement as at June 24, 2021, the interest rate paid on indebtedness incurred under our revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR (or replacements thereof). We currently hedge the floating interest rate on our USD term loan facility via a cash flow hedge. As a result, we are exposed to interest rate risk on debt that is not part of a hedging relationship. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for operational or strategic purposes, will correspondingly decrease. Pursuant to our interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the restated Senior Facilities Agreement as at June 24, 2021, the interest rate paid on indebtedness incurred under our revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result of the refinancing, fallback language has been included in the restated Senior Facilities Agreement to include use of risk-free interest rates (RFR) when the existing rates are phased out, in relation to our revolving credit facility. The Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately if there is a drawdown on the facility. The Secured Overnight Financing Rate (“SOFR”) will replace USD LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR.
The restated Senior Facilities Agreement does not include fallback language to address interest rates paid on indebtedness incurred under our USD term loan facilities. USD LIBOR rates are expected to be phased out between 2021 and 2023, and as such we will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements. As a result of these changes to underlying interest reference rates, we may be exposed to volatility with regard to interest costs on indebtedness and linked interest rate hedging arrangements. There is currently no indication of the timing of the phase-out of EURIBOR.

We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business, the Norwegian Krone of our Norwegian business, Swedish Krona results of our Swedish business and Swiss Franc results of our Swiss business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to EUR designated as a cash flow hedge and from EUR to GBP using cross currency interest rate swaps that act as a net investment hedge for our UK business. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements are subject to changes in Company policy, may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.
Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.
Dividend payments may have an impact on our cash flows and our ability to meet our debt service obligations.
We do not currently intend to pay dividends on our ordinary shares. We intend to pay such dividends only at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on cash flows. A significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. In the event that we were to pay any dividends, such dividends may have an impact on our cash flows and on our ability to make repayments on and refinance our indebtedness and to comply with those financial covenants.
An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2020, the carrying value of intangible assets totaled €4,058.2 million, of which €1,902.5 million was goodwill and €2,155.7 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,580.6 million.

We are exposed to risks in connection with our treasury and cash management activities.
We currently own, and from time to time may acquire, various investment securities as part of our cash management and treasury activities. Factors beyond our control can significantly and adversely influence the fair value of our investment securities, including, but not limited to, the risk that the counterparty may not return the funds and that movements in financial, currency or interest rate markets may have an impact on the value of the investment securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. For example, during the first quarter of 2021, we recognized an impairment charge of €12.4 million related to certain of our short-term investment securities. For more information regarding this impairment charge, see Note 12 “Financial instruments” to our condensed consolidated interim financial statements for the three and six months ended June 30, 2021.
In the ordinary course of treasury activities, whether entering into derivative hedging arrangements, cash account deposits or otherwise, we are exposed to the risk that the financial counterparty with whom we have conducted dealings will not be able to perform the agreed services and as a result may have a material adverse effect on our business, financial condition and results of operation.
We face risks associated with certain pension obligations.
We have a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden, Switzerland and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.
The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.
Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.
We are exposed to risks related to our financial arrangements with respect to receivables factoring, reverse factoring and supply chain financing.
We may enter into factoring, reverse factoring or supply chain financing arrangements with financial institutions from time to time to sell certain of our accounts receivables from customers without recourse or to otherwise finance aspects of our supply chain. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions or other counterparties experiences financial difficulties or is otherwise unable to honor the terms of our factoring, reverse factoring or supply chain financing arrangements with them, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
We are a holding company and rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations, and to pay dividends on our ordinary shares (which we do not intend to do in any case in the foreseeable future, as addressed elsewhere in these risk factors). The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), their constitutional documents, documents governing any existing indebtedness and the covenants of any future outstanding indebtedness that our subsidiaries incur, and other factors which may be outside our control.

The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Sir Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the Founder Entities.
General Risk Factors
Any disruptions, failures or security breaches of our information technology systems, or those of third parties on which we rely, could harm our business and reduce our profitability.
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers or third parties. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have a material adverse effect on our business, financial condition and results of operations.
Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19 and federal and state mandated quarantines to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID-19 outbreak has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, particularly following the onset of the COVID-19 pandemic, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.
Management continues to assess new accounting pronouncements and their impact on us prior to their adoption dates.

We may incur liabilities that are not covered by insurance.
While we seek to maintain appropriate levels of insurance, not all claims are insurable, and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.
If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
Risks Related to our Ordinary Shares
We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of August 3, 2021, we had outstanding the following:
•1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on December 31, 2022 and some or all of them may be converted following written request from the holder; and
•1,244,998 equity awards issued and outstanding under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 14,917,487 ordinary shares currently available for issuance under our LTIP.

Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2020, we approved a 2020 Founder Preferred Share Dividend in an aggregate of 3,875,036 ordinary shares. The dividend price used to calculate the 2020 Founder Preferred Shares Annual Dividend Amount was $25.2127 (calculated based upon the volume weighted average price for the last ten trading days of 2020) and the Ordinary Shares were issued on January 4, 2021. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
•variations in our quarterly operating results;
•volatility in our industry, the industries of our customers and suppliers and the global securities markets;
•risks relating to our business and industry, including those discussed above;
•strategic actions by us or our competitors;
•reputational damage from unsafe or poor-quality food products;
•actual or expected changes in our growth rates or our competitors’ growth rates;
•investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
•addition or departure of our executive officers;
•changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
•trading volume of our ordinary shares;
•future issuances or purchases of our ordinary shares by us or our shareholders;
•domestic and international economic, legal and regulatory factors unrelated to our performance; or
•the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.
Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.
If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and Company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. See Item 16G: Corporate Governance.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. See Item 16G: Corporate Governance.
The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under Item 16G: Corporate Governance). The principal protection under statutory law is that shareholders may bring an action to enforce our constituent documents and are entitled to have our affairs conducted in accordance with the BVI Act and our memorandum and articles of association. As such, if those who control us have persistently disregarded the requirements of the BVI Act or the provisions of our memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control us; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where we have not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
Dividend payments on our ordinary shares are not expected.
We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.
Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.
Risks Related to Taxation
Changes in tax law and practice may reduce any net returns for shareholders.
The tax treatment of the Company, our shareholders and any subsidiary of ours (including Iglo and its subsidiaries), any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.
Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.
Taxation of returns from subsidiaries may reduce any net return to shareholders.
We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes, including those arising from future changes in legislation and other local rules and this may reduce the value of your investment in our ordinary shares.

If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2021 (unaudited) and December 31, 2020 (unaudited)

		June 30, 2021	December 31, 2020 Restated (see note 4)
	Note	€m	€m
Non-current assets
Goodwill		1,903.4	1,902.5
Intangibles		2,150.8	2,155.7
Property, plant and equipment		424.7	422.2
Other non-current assets		0.7	1.1
Derivative financial instruments	12	—	17.2
Deferred tax assets		125.6	113.5
Total non-current assets		4,605.2	4,612.2
Current assets
Cash and cash equivalents	10	772.1	393.2
Inventories		334.1	344.3
Trade and other receivables		166.0	185.0
Indemnification assets	11	9.9	15.4
Short-term investments	12	—	25.0
Derivative financial instruments	12	10.3	5.5
Total current assets		1,292.4	968.4
Total assets		5,897.6	5,580.6
Current liabilities
Trade and other payables		546.5	647.2
Current tax payable		236.8	166.2
Provisions	13	35.7	45.7
Loans and borrowings	12	21.9	22.5
Derivative financial instruments	12	82.1	35.5
Total current liabilities		923.0	917.1
Non-current liabilities
Loans and borrowings	12	2,100.0	1,736.3
Employee benefits	14	249.1	276.2
Other non-current liabilities		2.1	2.2
Provisions	13	2.9	6.1
Derivative financial instruments	12	—	89.5
Deferred tax liabilities		375.9	427.1
Total non-current liabilities		2,730.0	2,537.4
Total liabilities		3,653.0	3,454.5
Net assets		2,244.6	2,126.1
Equity attributable to equity holders
Share capital and capital reserve	16	1,689.6	1,620.5
Share based compensation reserve	15	4.0	8.3
Founder Preferred Shares Dividend reserve	17	166.0	245.5
Translation reserve		92.6	84.7
Other reserves		(7.8)	(24.5)
Retained earnings		300.2	191.6
Total equity		2,244.6	2,126.1
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and six months ended June 30, 2021 and June 30, 2020

		For the three months ended June 30,		For the six months ended June 30,
		2021	2020	2021	2020
	Note	€m	€m	€m	€m
Revenue		595.8	599.0	1,303.2	1,281.9
Cost of sales		(412.2)	(417.7)	(906.8)	(901.7)
Gross profit		183.6	181.3	396.4	380.2
Other operating expenses		(79.1)	(81.6)	(177.1)	(183.1)
Exceptional items	6	(4.3)	(4.2)	(15.1)	(24.8)
Operating profit		100.2	95.5	204.2	172.3
Finance income	7	—	0.2	—	5.2
Finance costs	7	(35.1)	(16.7)	(75.4)	(33.7)
Net financing costs		(35.1)	(16.5)	(75.4)	(28.5)
Profit before tax		65.1	79.0	128.8	143.8
Taxation	8	(13.9)	(16.4)	(28.3)	(33.8)
Profit for the period		51.2	62.6	100.5	110.0

Attributable to:
Equity owners of the parent		51.2	62.6	100.5	110.1
Non-controlling interests		—	—	—	(0.1)
		51.2	62.6	100.5	110.0

Earnings per share
Basic and diluted earnings per share	9	€0.29	€0.32	€0.56	€0.55
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and six months ended June 30, 2021 and June 30, 2020

		For the three months ended June 30,		For the six months ended June 30,
		2021	2020	2021	2020
	Note	€m	€m	€m	€m
Profit for the period		51.2	62.6	100.5	110.0
Other comprehensive income/(loss):
Actuarial gains/(losses) on defined benefit pension plans	14	3.4	(34.6)	27.6	(8.5)
Taxation (charge)/credit on measurement of defined benefit pension plans		(1.4)	11.1	(8.4)	2.7
Items not reclassified to the Statement of Profit or Loss		2.0	(23.5)	19.2	(5.8)
(Loss)/gain on investment in foreign subsidiary, net of hedge		(0.2)	(4.7)	6.3	(9.8)
Effective portion of changes in fair value of cash flow hedges and cost of hedging		9.7	(5.9)	15.4	17.9
Taxation (charge)/credit relating to components of other comprehensive income		(1.7)	2.7	(4.9)	(2.4)
Items that may be subsequently reclassified to the Statement of Profit or Loss		7.8	(7.9)	16.8	5.7
Other comprehensive income/(loss) for the period, net of tax		9.8	(31.4)	36.0	(0.1)
Total comprehensive income for the period		61.0	31.2	136.5	109.9

Attributable to:
Equity owners of the parent		61.0	31.2	136.5	110.0
Non-controlling interests		—	—	—	(0.1)
		61.0	31.2	136.5	109.9
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the six months ended June 30, 2021

		Share capital and capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves*	Retained earnings/ (accumulated deficit reserve)	Total equity
	Note	€m	€m	€m	€m	€m	€m	€m
Balance as of December 31, 2020		1,620.5	8.3	245.5	84.7	(24.5)	191.6	2,126.1
Adjustment on adoption of hedge accounting under IFRS 9	2	—	—	—	1.6	(1.6)	—	—
Balance as of January 1, 2021		1,620.5	8.3	245.5	86.3	(26.1)	191.6	2,126.1
Profit for the period		—	—	—	—	—	100.5	100.5
Other comprehensive income for the period		—	—	—	6.3	10.5	19.2	36.0
Total comprehensive income for the period		—	—	—	6.3	10.5	119.7	136.5
Deferred hedging losses and costs of hedging transferred to the carrying value of inventory	2	—	—	—	—	7.8	—	7.8
Transactions with owners, recognized directly in equity:
Founder Preferred Shares Annual Dividend Amount		79.5	—	(79.5)	—	—	—	—
Share based payment charge		—	1.2	—	—	—	—	1.2
Issue of ordinary shares		0.1	(0.1)	—	—	—	—	—
Repurchase of ordinary shares	16	(10.5)	—	—	—	—	—	(10.5)
Reclassification of awards for settlement of tax liabilities	15	—	(5.4)	—	—	—	(11.1)	(16.5)
Total transactions with owners, recognized directly in equity		69.1	(4.3)	(79.5)	—	—	(11.1)	(25.8)
Balance as of June 30, 2021		1,689.6	4.0	166.0	92.6	(7.8)	300.2	2,244.6
* A cost of hedging reserve has arisen on adoption of hedge accounting under IFRS 9. This reserve and the cash flow hedge reserve have been combined into 'Other reserves'.
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the six months ended June 30, 2020

	Share capital and capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Other reserves	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2020	2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7
Profit for the period	—	—	—	—	—	110.1	110.1	(0.1)	110.0
Other comprehensive (loss)/income for the period	—	—	—	(8.9)	14.6	(5.8)	(0.1)	—	(0.1)
Total comprehensive (loss)/income for the period	—	—	—	(8.9)	14.6	104.3	110.0	(0.1)	109.9
Founder Preferred Shares Annual Dividend Amount	124.6	—	(124.6)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	0.7	(0.7)	—	—	—	—	—	—	—
Issue of ordinary shares	8.2	(7.9)	—	—	—	—	0.3	—	0.3
Repurchase of ordinary shares	(83.4)	—	—	—	—	—	(83.4)	—	(83.4)
Share based payment charge	—	4.4	—	—	—	—	4.4	—	4.4
Reclassification of awards for settlement of tax liabilities	—	(13.8)	—	—	—	—	(13.8)	—	(13.8)
Non-controlling interests extinguished on acquisition of subsidiary	—	—	—	—	—	(2.3)	(2.3)	1.3	(1.0)
Total transactions with owners, recognized directly in equity	50.1	(18.0)	(124.6)	—	—	(2.3)	(94.8)	1.3	(93.5)
Balance as of June 30, 2020	2,145.5	4.6	245.5	85.9	1.4	90.2	2,573.1	—	2,573.1
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2021 and June 30, 2020

		For the six months ended June 30,
		2021	2020
	Note	€m	€m
Cash flows from operating activities
Profit for the period		100.5	110.0
Adjustments for:
Exceptional items	6	15.1	24.8
Non-cash fair value purchase price adjustment of inventory		2.3	—
Share based payments expense	15	1.2	4.4
Depreciation and amortization	5	33.6	34.7
Loss on disposal of property, plant and equipment		0.2	—
Net finance costs	7	75.4	28.5
Taxation	8	28.3	33.8
Operating cash flow before changes in working capital, provisions and exceptional items		256.6	236.2
Decrease in inventories		18.8	20.7
Decrease in trade and other receivables		19.5	14.8
(Decrease)/increase in trade and other payables		(94.2)	59.5
Increase in employee benefits and other provisions		0.6	1.0
Cash generated from operations before tax and exceptional items		201.3	332.2
Cash flows relating to exceptional items	6	(16.7)	(2.3)
Tax paid		(30.7)	(28.9)
Net cash generated from operating activities		153.9	301.0
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	4	(0.8)	(1.0)
Purchase of property, plant and equipment and intangibles		(34.2)	(23.6)
Redemption of investments		12.7	—
Cash used in investing activities		(22.3)	(24.6)
Cash flows provided by/(used in) financing activities
Proceeds from issuance of ordinary shares		—	0.6
Repurchase of ordinary shares	16	(10.5)	(83.4)
Issuance of new loan principal	12	750.0	—
Repayment of loan principal	12	(408.7)	(11.7)
Payments related to shares withheld for taxes		(21.7)	(18.2)
Payment of lease liabilities		(9.4)	(11.2)
Payment of financing fees		(13.5)	—
Interest paid		(26.8)	(25.1)
Interest received		—	0.3
Other financing cash flows		(1.5)	(3.4)
Net cash provided by/(used in) financing activities		257.9	(152.1)
Net increase in cash and cash equivalents		389.5	124.3
Cash and cash equivalents at beginning of period	10	382.5	824.8
Effect of exchange rate fluctuations		0.1	(13.8)
Cash and cash equivalents at end of period	10	772.1	935.3
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and six months ended June 30, 2021 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands through offices in 14 countries and exports to many others. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, inventory levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and as adopted by the European Union. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 3, 2021.
The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020, except for hedge accounting as disclosed in this note and taxes on income. Taxes on income are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
On March 11, 2020, the World Health Organization officially declared COVID-19, the disease caused by novel coronavirus, a pandemic. The Directors are working with Management to monitor the evolution of the pandemic, including how it may affect the markets and the general population and also the potential financial impact. The final impact of the pandemic on the Company is hard to predict, however, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing these financial statements.
On January 1, 2021, the Company adopted hedge accounting under IFRS 9, as the hedge accounting requirements have been simplified and are more closely aligned to the Company's risk management strategy. Under IFRS 9 all existing hedging relationships qualified as continuing hedging relationships.
Impact of adoption of IFRS 9 for hedge accounting
The Company applied IFRS 9 hedge accounting prospectively, "except for application of the cost of hedging approach". The Company has elected the cost of hedging approach for the fair value movement of all hedging instruments, whereby the movements will be recognized within equity, to the extent that they relate to the hedged item. As permitted by the standard, adjustments required as a result of adopting the cost of hedging approach, have been made to the opening Consolidated Statement of Changes in Equity. As such, prior year comparatives have not been restated. A summary of adjustments arising from application of IFRS 9 for hedge accounting as of January 1, 2021 are as follows:

	Opening Balance January 1, 2021 (IAS 39) €m	Impact of change in policy €m	Opening Balance January 1, 2021 (IFRS 9) €m
Cash flow hedge reserve	(24.5)	2.8	(21.7)
Cost of hedging reserve	—	(4.4)	(4.4)
Other reserves	(24.5)	(1.6)	(26.1)

Translation reserve	84.7	1.6	86.3
The Company's policy is to reduce its risk of foreign exchange movements on forecasted transactions (such as purchases of raw materials) in currencies other than the operating entity's functional currency using forward foreign exchange contracts designated as cash flow hedges. Under IFRS 9, in cash flow hedges of a forecast transaction that result in the recognition of a non-financial item (such as inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition. The Company has elected to apply this accounting policy prospectively and therefore as at January 1, 2021 any existing hedges of non-financial items (such as inventory) that were already recognized in the Consolidated Statement of Financial Position, did not result in an opening balance transfer out of equity to the non-financial item as a result of the transition to IFRS 9. For the period ended June 30, 2021 €7.8 million was recognized as a basis adjustment transferred to the carrying value of inventory on the Consolidated Statement of Financial Position. This is not a reclassification adjustment and will not be recognized in the Consolidated Statement of Other Comprehensive Income for the period.
Updated accounting policy for hedge accounting applied from January 1, 2021, following the adoption of IFRS 9 for hedge accounting
Derivative financial instruments are recognized at fair value. When a derivative financial instrument is not designated in a hedge accounting relationship, all changes in its fair value are recognized immediately in the Consolidated Statement of Profit or Loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. The Company has elected the cost of hedging approach for the fair value movement on currency basis spreads of all hedging relationships, whereby the movements will be recognized within equity, if material, to the extent that they relate to the hedged item. In cash flow hedges of a forecast transaction that result in the recognition of a non-financial item (such as inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve are included in the initial cost of the non-financial item upon its recognition.
The fair value of all financial derivative instruments (including but not limited to forward foreign exchange contracts, and cross currency interest rates swaps), is determined per market standard using forward foreign exchange and interest rates at the balance sheet date, with the resulting value discounted back to present value.
Cross currency interest rate swaps can be entered into in order to mitigate perceived risks to foreign exchange translation risk and interest rate risk.
Foreign exchange forward contracts can be entered into in order to mitigate perceived risks to foreign exchange transaction risk.
The Company applies the hedge accounting requirements of IFRS 9 to all hedging relationships.
a)    Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the cash flow of a recognized asset or liability, (including a highly probable forecast transaction) the effective part of any gain or loss on the derivative financial instrument is recognized directly in the cash flow hedging reserve, within other reserves. Any ineffective portion of the hedge is recognized immediately in the Consolidated Statement of Profit or Loss.
If the result of a forecasted transaction is recognition of a non-financial asset (for example inventory), the amounts that were accumulated in the cash flow hedging reserve and the cost of hedging reserve (presented together as 'Other reserves') are included in the initial cost of the non-financial item upon its recognition. For all other hedged forecasted transactions, the amounts accumulated in the hedging reserve and cost of hedging reserve are reclassified to the Consolidated Statement of Profit or Loss in the same period, or periods, in which the hedged forecasted future cash flows affect the Consolidated Statement of Profit or Loss.

When a hedging instrument expires or is sold, exercised or otherwise terminated, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognized when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealized gain or loss recognized in equity is recognized in the Consolidated Statement of Profit or Loss immediately.
b)     Net investment hedges
The Company designates only the change in fair value of the spot element of the cross currency interest swap (‘spot element’) as the hedging instrument in the net investment hedge. The change in fair value of the future price element of the hedging instrument (‘forward element’) is not included as part of the hedging relationships and is recognized in the Consolidated Statement of Profit or Loss immediately.
To the extent that the hedge is effective, any foreign currency differences arising on the retranslation of the spot rate component of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in Other Comprehensive Income, and are presented in the translation reserve within equity. To the extent that the hedge is ineffective, such differences are recognized in the Consolidated Statement of Profit or Loss. When the hedged net investment is disposed of, the relevant amount in the translation reserve is transferred to the Consolidated Statement of Profit or Loss as part of the gain or loss on disposal.
The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.
On June 24, 2021, the Company amended and restated its Senior Facilities Agreement to refinance its existing revolving credit facility of €80 million and replace it with a new €175 million facility, paying interest rate applicable to the respective drawn down currency. Per the restated Senior Facilities Agreement, the Sterling Overnight Index Average (“SONIA”) has replaced GBP LIBOR and is effective immediately if there is a drawdown on the facility. The Secured Overnight Financing Rate (“SOFR”) will replace USD LIBOR and Swiss Average Rate Overnight (“SARON”) will replace CHF LIBOR, when existing benchmark rates are replaced.
Equally, on June 24, 2021, the Company amended and restated its Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to the EURIBOR (subject to a zero floor) plus 2.50%. There is currently no indication of the timing of the phase-out of EURIBOR. The Company continues to assess implications on the wider business.
The existing senior USD loan of $916.4 million paying interest at a rate per annum equal to 1-month LIBOR (subject to a zero floor) plus 2.25% per annum has not been refinanced and the Company uses cross currency interest rate swaps to convert $916.4 million of Senior USD Loans at LIBOR plus 2.25% per annum, into €827.8 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge. The USD LIBOR phase out is expected to be completed by June 2023, therefore these amendments have no current impact on the unaudited interim condensed consolidated financial statements of the Company. As such the Company will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements.
The Amendments are effective for annual periods beginning on or after January 1, 2021. Phase 2 amendments will require the Company to account for a change in the basis for determining the cash flows of a financial asset or a financial liability measured at amortized cost, by updating the effective interest rates as required by IBOR reform. Management continues to assess implications as a result of these amendments on the wider business. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company for the three and six months ended June 30, 2021. The Company intends to use the practical expedients in future periods if they become applicable.

3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of judgment in applying the accounting policies and estimation that affect the reported amounts of assets and liabilities and results. Actual results could differ from those estimates and the financial statements will be impacted by key judgments taken. In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended June 30, 2021, which continues to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2020.
Key Judgments
Judgments are made in the process of applying accounting policies. Those judgments which are considered key are listed below.
a)     Business Combinations
For business combinations that have a significant effect on the amounts reported in the consolidated financial statements, the Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified.
b)     Discounts and trade promotions
Management use judgment when considering when accruals for discounts and trade promotions can be released. Management makes the judgment based on the principle that accruals are reversed only to the extent that it is highly probable that a significant reversal will not occur.
c)    Uncertain tax positions
Management use judgment when determining whether it is appropriate to accrue for uncertain tax positions and for how long accruals for uncertain tax positions are retained. Management considers tax laws which are in place in making that assessment determining whether it is appropriate to release.
d)    Cash generating units
When performing goodwill impairment testing, management apply judgment to the allocation of goodwill to cash generating units. Management has determined goodwill is monitored at the operating segment level of “Frozen”.
e)    Operating segments
Management apply judgment in determining the Chief Operating Decision Maker (“CODM”), and the nature and extent of the financial information which is reviewed by the CODM. Management have considered how resources are allocated in determining the single reporting and operating segment of “Frozen”. Please refer to Note 5 for further information.
Significant estimates
Information about estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements are listed below. Management have taken into account the impact and potential future impact of COVID-19 on these estimates. Management will continue to assess the impact of future developments in relation to COVID-19 as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment. In particular, management will focus on the long-term impact on the food service customer relationship intangible assets.
a)    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has bespoke agreements that are governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates.

The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial year end date, any discount or trade promotion incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. The balance of the reduction in trade receivables for trade terms as of June 30, 2021 is disclosed in Note 12.
b)    Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable estimation in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following estimates and assumptions can materially affect our financial position and profit:
•    The fair value and expected useful economic life of acquired intangible and tangible assets that are subject to depreciation or amortization in future periods.
•    Future changes to the assumptions over forecast future profitability used in estimating the value of intangible assets and goodwill may result in additional expenses or income.
•    Future changes to the assumptions used in estimating the value of uncertain tax positions may result in additional expenses or income.
c)    Carrying value of goodwill and brands
Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. Future cash flows for the purposes of the value in use calculation are taken from approved budgets.
d)    Employee benefit obligation
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each scheme has an actuarial valuation performed by a specialist third party and is dependent on a series of assumptions which are estimated by management. See Note 14 for details of material changes, if any, to assumptions since December 31, 2020.
e)    Uncertain tax positions
Where tax exposures can be quantified, an accrual for uncertain tax positions is based on the Group's judgment of the most likely amount of the liability expected to be paid to the relevant tax authority; or, when there is a wide range of possible outcomes, a probability weighted average approach. Given the inherent uncertainties in assessing the outcomes of these exposures, the Company could in future periods experience adjustments to these accruals. The factors considered in estimating the accrual include the progress of discussions with the tax authorities, the complexity of respective tax legislation, valuations of assets for tax purposes and the level of documentary support for historical positions taken by previous owners. The accruals are made on the basis of a weighted average of potential outcomes.
f)    Fair value of derivative financial instruments.
Note 12 includes details of the fair value of the derivative instruments that the Company holds at each balance sheet period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations. These inputs may be readily observable, market corroborated, or generally unobservable inputs and are further discussed in Note 12.

4.    Acquisitions
(a)    Findus Switzerland
On December 31, 2020, the Company completed its acquisition of all of the share capital of Findus Switzerland which produces and sells frozen food in Switzerland for €112.8 million. The deal extends the geographical reach of this brand, complementing the existing business model.
Due to the timing of the acquisition, the valuation of the business had not been completed within the financial statements reported as at December 31, 2020, with the difference between the consideration paid and the book value of assets valued being provisionally allocated to goodwill. The Company has since completed a preliminary fair valuation exercise over the identifiable assets acquired as well as liabilities and contingent liabilities assumed, with any corresponding adjustment necessary being made to the value of goodwill recognized. Furthermore, following customary working capital adjustments, a final payment of €0.8 million has been made to the seller in the second quarter of 2021.
The revised preliminary assessment of the assets are liabilities acquired are as follows:

	As reported December 31, 2020	Adjustments	As restated December 31, 2020
	€m	€m	€m
Assets:
Intangible assets	24.5	41.6	66.1
Property, plant and equipment, including Right-of-use assets	8.9	—	8.9
Current assets	0.2	—	0.2
Inventories	11.5	1.1	12.6
Total assets	45.1	42.7	87.8

Liabilities:
Current liabilities	0.3	—	0.3
Non-current liabilities	6.8	—	6.8
Deferred tax liabilities	1.6	6.4	8.0
Total liabilities	8.7	6.4	15.1

Total identifiable net assets acquired	36.4	36.3	72.7

Total purchase consideration	112.0	0.8	112.8

Total identifiable net assets acquired	(36.4)	(36.3)	(72.7)

Goodwill	75.6	(35.5)	40.1
The preliminary goodwill recognized on acquisition is €40.1 million. The goodwill recognized is attributable mainly to the growth prospects for the business expected organically and operational synergies.
If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition is identified, then the accounting for the acquisition will be revised. The figures presented include working capital revisions post acquisition.
Restatement of prior year comparatives
IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition and consequently results in the restatement of previously reported financial results. The impact on the Statement of Financial Position as at December 31, 2020 is shown below.

	As reported December 31, 2020	Adjustments	As restated December 31, 2020
	€m	€m	€m
Goodwill	1,938.0	(35.5)	1,902.5
Intangible assets	2,114.1	41.6	2,155.7
Inventories	343.2	1.1	344.3
Deferred tax liabilities	(420.7)	(6.4)	(427.1)
Trade and other payables - current	(646.4)	(0.8)	(647.2)
Other assets and liabilities, not affected by restatement	(1,202.1)	—	(1,202.1)
Net assets	2,126.1	—	2,126.1
(b)    Fortenova Group's Frozen Food Business Group
On March 29, 2021, the Company announced that it has entered into an agreement to acquire Fortenova Group’s Frozen Food Business Group (FFBG) for aggregate consideration of approximately €615 million on a debt-free, cash free basis. FFBG is a leading European frozen food portfolio operating in attractive markets new to Nomad, including Croatia, Serbia, Bosnia & Herzegovina, Hungary, Slovenia, Kosovo, North Macedonia and Montenegro. Its two anchor brands, Ledo and Frikom, have unparalleled consumer awareness and number one market share in many of these markets and offer a broad range of frozen food products including fish, fruits, vegetables, ready meals, pastry and ice cream.
The acquisition is expected to be completed at the end of the third quarter of 2021 subject to approval of a majority of the depositary receipt holders of the ultimate parent of the seller and satisfactions of certain other closing conditions. The purchase price is expected to be funded through cash on hand and debt. In support of the negotiations, the Company deposited an amount with an escrow agent as disclosed in Note 10.
5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2021	2020	2021	2020
	Note	€m	€m	€m	€m
Profit for the period		51.2	62.6	100.5	110.0
Taxation		13.9	16.4	28.3	33.8
Net financing costs	7	35.1	16.5	75.4	28.5
Depreciation & amortization		16.8	16.9	33.6	34.7
EBITDA		117.0	112.4	237.8	207.0
Acquisition purchase price adjustments		—	—	2.3	—
Exceptional items	6	4.3	4.2	15.1	24.8
Other add-backs		1.8	2.2	5.4	6.9
Adjusted EBITDA		123.1	118.8	260.6	238.7

Acquisition purchase price adjustments relate to the reversal of the non-cash increase applied to inventory acquired in business combinations to value it at fair value as opposed to cost.

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €0.9 million for the three months ended June 30, 2021 (2020: €2.0 million) and €1.5 million for the six months ended June 30, 2021 (2020: €5.9 million), as well as the elimination of M&A related investigation costs, professional fees, transaction costs, purchase accounting related valuations and post-close transaction costs of €0.9 million for the three months ended June 30, 2021 (2020: €0.2 million) and €3.9 million for the six months ended June 30, 2021 (2020: €1.0 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.

External revenue by geography

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	€m	€m	€m	€m
United Kingdom	186.3	179.0	381.7	381.4
Italy	92.1	96.9	219.8	222.7
Germany	87.9	87.9	202.4	199.1
France	43.1	50.6	94.8	102.7
Sweden	34.2	35.3	74.0	79.8
Austria	30.9	30.4	69.2	65.2
Norway	27.0	22.4	58.5	53.4
Spain	18.7	20.2	37.3	43.9
Rest of Europe	75.6	76.3	165.5	133.7
Total external revenue by geography	595.8	599.0	1,303.2	1,281.9

6.    Exceptional items

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	€m	€m	€m	€m
Business transformation program	2.4	—	3.4	—
Findus Switzerland integration costs	1.6	—	2.4	—
Release of indemnification assets	—	—	5.0	17.8
Brexit	1.1	0.2	4.3	0.4
Goodfella's Pizza & Aunt Bessie's integration costs	—	1.0	—	3.0
Settlement of legacy matters	(1.8)	(1.1)	(1.8)	(1.1)
Factory optimization	1.0	4.1	1.8	4.7
Total exceptional items	4.3	4.2	15.1	24.8

We do not consider these items to be indicative of our ongoing operating performance.

In 2020, the Company launched the first phase of a multi-year, enterprise-wide transformation and optimization program. Over the next few years, additional transformation phases will be implemented. The program aims to standardize, simplify and automate end-to-end business processes. This will enable key decision making and analytical capability, building a platform and organization to support future growth and provide better value for shareholders. Execution of the business transformation program will include the evaluation and implementation of new systems needed to support the project. Expenses incurred to date consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.

As disclosed in Note 4, the Company completed the acquisition of Findus Switzerland on December 31, 2020, following which the Company is undertaking an integration project.

The charges for the release of indemnification assets relates to the partial release of shares held in escrow associated with the acquisition of the Findus Group as discussed in Note 11.

As part of the process of the United Kingdom exiting the European Union, commonly referred to as Brexit, the Company has incurred expenses to prepare for, and respond to, changes impacting our supply chain. Whilst an agreement with the EU was reached on December 24, 2020, border control processes remain in a period of transition. Expenses relating to project costs and the write-off of system development costs of €1.1 million have been recognized in the three months ended June 30, 2021 (2020: €0.2 million) and €4.3 million for the six months ended June 30, 2021 (2020: €0.4 million).
Following the business combinations of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company performed an integration project which was completed in 2020.

In 2018, the Company initiated a three-year factory optimization program. The focus of the program is to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Expenses of €1.0 million have been incurred in the three months ended June 30, 2021 (2020: €4.1 million) and €1.8 million for the six months ended June 30, 2021 (2020: €4.7 million).
Net income of €1.8 million was recognized in the three and six months ended June 30, 2021 in relation to settlement of legacy matters (2020: €1.1 million).
The tax impact of the exceptional items for the three months ended June 30, 2021 amounted to a credit of €0.7 million (2020: €1.1 million) and a credit of €1.9 million for the six months ended June 30, 2021 (2020: €1.6 million).
Included in the Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, 2021 is €16.7 million (2020: €2.3 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.
7.    Finance income and costs

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	€m	€m	€m	€m
Finance income
Interest income	—	0.2	—	0.5
Net foreign exchange gains on translation of financial assets and liabilities	—	—	—	4.7
Total finance income	—	0.2	—	5.2
Interest expense (a)	(14.2)	(14.4)	(27.6)	(29.0)
Impairment loss on short term investments (b)	—	—	(12.4)	—
Net foreign exchange arising on translation of financial assets and liabilities	(0.5)	(0.7)	(12.1)	—
Net pension interest costs	(0.4)	(0.7)	(0.8)	(1.4)
Amortization of borrowing costs	(0.5)	(0.5)	(1.0)	(1.0)
Net fair value losses on derivatives held at fair value through profit or loss	(1.6)	(0.4)	(3.6)	(2.3)
Financing costs incurred on new or amended debt (c)	(17.9)	—	(17.9)	—
Total finance costs	(35.1)	(16.7)	(75.4)	(33.7)
Net finance costs	(35.1)	(16.5)	(75.4)	(28.5)
(a) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
(b) For the six months ended June 30, 2021, the Company recognized an impairment charge of €12.4 million related to its short-term investments.
(c) For the six months ended June 30, 2021, charges of €17.9 million have been recognized as a consequence of the refinancing in June 2021, as disclosed in Note 12. Of this, €10.0 million relates to the extinguishment of the previous debts, including the write-off of deferred transaction costs.
8.    Taxation

Income tax expense of €13.9 million for the three months ended June 30, 2021 (2020: €16.4 million) and €28.3 million for the six months ended June 30, 2021 (2020: €33.8 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. This estimate takes into account the reduction in provisions due to resolution of certain pre-acquisition risks previously covered by escrow. It also reflects the tax impact of exceptional items accounted for in the periods. The UK government announced an increase in the statutory rate of corporation tax from 19% to 25% with effect from April 1, 2023. The increase has now been enacted, giving rise to a substantial one-off impact on deferred tax balances in the quarter. The impact was offset by the implementation of certain arrangements benefiting from one-off government incentives and other tax incentives from future tax planning activities, increasing the value of deferred tax assets.

The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.
Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.
9.    Earnings per share

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Basic earnings per share
Profit for the period attributable to equity owners of the parent (€m)	51.2	62.6	100.5	110.1
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	177.8	198.4	178.0	200.7
Basic earnings per share	€0.29	€0.32	€0.56	€0.55

For the three months and six months period ended June 30, 2021, the number of shares in both the diluted and basic earnings per share calculation has been adjusted to include shares that the Company is obligated to issue in future periods, including 32,140 shares to be issued under the 2020 Non-Executive Restricted Stock Awards in July 2021, as well as 25,655 shares to be issued under the Company's Amended and Restated Long Term 2018 Incentive Plan ("LTIP") in 2023 as performance conditions have been met. Refer to Note 15 for further details. There is no adjustment to the profit for the period attributable to equity owners of the parent.

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	51.2	62.6	100.5	110.1
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	177.8	198.4	178.0	200.7
Diluted earnings per share	€0.29	€0.32	€0.56	€0.55
The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 17, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2021.
10.    Cash and cash equivalents

	June 30, 2021	December 31, 2020
	€m	€m
Cash and cash equivalents	746.6	393.1
Restricted cash	25.5	0.1
Cash and cash equivalents	772.1	393.2
Bank overdraft	—	(10.7)
Cash and cash equivalents per Statement of Cash Flows	772.1	382.5

‘Cash and cash equivalents’ comprise cash balances and deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Statement of Cash Flows.

As disclosed in Note 4, the Company announced that it has entered into an agreement to acquire Fortenova Group’s Frozen Food Business Group (FFBG). In support of the negotiations, the Company deposited an amount in US Dollars equal to €25.5 million with an escrow agent as of June 30, 2021. This balance will be released back to Nomad concurrently to the acquisition completion payment, presently expected to take place at the end of the third quarter of 2021.

11.    Indemnification assets

€m
Balance at January 1, 2021	15.4
Release of indemnification asset	(5.5)
Balance at June 30, 2021	9.9
As at June 30, 2021, €7.0 million (December 31, 2020: €12.0 million) of the indemnification assets relate to the acquisition of the Findus Group in 2015, which is backed primarily by 342,190 shares that are held in escrow and are valued at $28.27 (€23.76) (December 31, 2020: 618,099 shares valued at $25.42 (€20.69)) each. The shares placed in escrow are being released in stages over a four-year period which began in January 2019 and has continued on each anniversary thereafter. In January 2021, 275,909 shares were released from escrow. As a consequence, the indemnification asset was reduced by a value of €5.0 million in January 2021. The corresponding charge has been recognized within exceptional items in Note 6.
The indemnification asset of €2.9 million (December 31, 2020: €3.4 million) recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition.
12.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
June 30, 2021	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	1.0	9.3	—	10.3
Trade receivables	129.3	—	—	—	129.3
Cash and cash equivalents	772.1	—	—	—	772.1
Liabilities
Derivative financial instruments	—	(0.2)	(81.9)	—	(82.1)
Trade and other payables excluding non-financial liabilities	—	—	—	(497.1)	(497.1)
Loans and borrowings	—	—	—	(2,132.1)	(2,132.1)
Total	901.4	0.8	(72.6)	(2,629.2)	(1,799.6)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €195.6 million.

Loans and borrowings includes €65.5 million relating to lease liabilities and are stated gross of capitalized deferred borrowing costs.

The Company has entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement. There were no derecognized trade receivables at the period end (December 31, 2020: nil).

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives at fair value through profit or loss	Derivatives designated in hedge relationships	Financial liabilities at amortized cost	Total
December 31, 2020	€m	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	2.9	19.8	—	22.7
Trade receivables	141.2	—	—	—	—	141.2
Cash and cash equivalents	393.2	—	—	—	—	393.2
Short-term investments	—	25.0	—	—	—	25.0
Liabilities
Derivative financial instruments	—	—	(0.2)	(124.8)	—	(125.0)
Trade and other payables excluding non-financial liabilities	—	—	—	—	(601.1)	(601.1)
Loans and borrowings	—	—	—	—	(1,765.7)	(1,765.7)
Total	534.4	25.0	2.7	(105.0)	(2,366.8)	(1,909.7)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €200.5 million.
Loans and borrowings includes €70.4 million relating to lease liabilities and are stated gross of capitalized deferred borrowing costs.
The Company has determined that the carrying amount of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Short-term investments
Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”. For the six months ended June 30, 2021, the Company recognized an impairment charge of €12.4 million related to its short-term investments. The impairment charge was recognized due to a reassessment and evaluation of the observable inputs used in the valuation of the investment indicating that the full amount is likely not to be recovered. It is reasonably possible that changes in observable inputs can lead to recoveries of the investment in the future.
Interest bearing loans and borrowings

The fair value of the senior secured notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.

On June 24, 2021, the Company through its indirect, wholly-owned subsidiary, Nomad Foods Bondco Plc, repaid the senior secured notes due 2024 and completed a private offering of $750 million aggregate principal amount of 2.5% senior secured notes due June 24, 2028 (the “Notes”). Interest on the Notes accrued from the date of issue, payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2022. The Notes are guaranteed on a senior basis by the Company and certain subsidiaries thereof. This transaction was accounted for as an extinguishment of the existing Notes and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income. On the new Notes, eligible transaction costs of approximately €4.0 million were capitalized and will be amortized over the life of the debt.

Subsequent to the date of these interim financial statements, on July 9, 2021, the Company announced that Nomad Foods BondCo Plc, an indirect, wholly-owned subsidiary of the Company, has completed its private offering of €50.0 million aggregate principal amount of additional 2.5% senior secured notes due 2028, representing a tack-on to the €750.0 million aggregate principal amount of senior secured notes due 2028 issued on June 24, 2021 and issued at a price of €100.75.

On June 24, 2021, the Company amended and restated the Senior Facilities Agreement to refinance its existing €553.2 million senior secured term loan facility through a new 7-year term facility due 2028 (the "Senior EUR Loan"), paying interest at a rate equal to the applicable rate plus 2.5%. This transaction was accounted for as an extinguishment of the existing debt and previously capitalized eligible transaction costs were written-off to the Statement of Comprehensive Income. On the new Senior EUR Loan, eligible transaction costs of approximately €3.8 million were capitalized and will be amortized over the life of the debt.

Under the refinancing, the existing revolving credit facility of €80 million was also replaced with a new €175 million facility (the "Revolving Credit Facility") with an applicable margin of 2.25% per annum, which includes a leverage ratchet, available until June 24, 2026 and may be utilized to support working capital requirements, including letters of credit and bank guarantees. The structure of the revolving credit facility now also includes a pricing structure linked to environmental impact metrics during the life of the facility, and by doing so demonstrates further commitment to the Company’s sustainability strategy by incorporating ESG target KPIs covering areas of sourcing, packaging and carbon emissions.

The Company continues to have outstanding senior USD loan of $916.4 million (€770.3 million) (the “Senior USD Loan”). The Senior USD Loan is repayable on May 15, 2024. The Senior USD Loan requires a repayment of $9.6 million (€8.1 million) in May each year until maturity. Furthermore, as part of the Senior Loan structure, the Company is additionally required to undertake an annual excess cash flow calculation whereby additional principal could be paid.

The Company uses cross currency interest rate swaps (“CCIRS”) to convert $916.4 million of floating rate Senior USD Loans into €827.8 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge. Additional CCIRS have been entered into that receive €303.4 million with fixed interest flows and pays £255.4 million with fixed interest flows. £217.9 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling. Hedging instruments mirror the annual amortization payments made under the loans and are adjusted for repayments made under the annual excess cash flow calculation.

As of June 30, 2021, the CCIRS were due to expire on May 15, 2022 and have been classified as current assets or liabilities in the Statement of Financial Position. Subsequent to this, on July 29, 2021 the Company extended its CCIRS that are used to hedge the foreign currency and interest rate risk on the current Senior Secured USD Term Loan from May 15, 2022 to May 15, 2024. As part of the transaction, CCIRS contracts which were used as a net investment hedge of the Company’s investments in Pound Sterling have been extinguished.

The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
	€m	€m	€m	€m
Senior EUR/USD loans	1,324.8	1,300.4	1,316.5	1,295.1
Other external debt	0.1	0.2	0.1	0.2
2024 fixed rate senior secured notes	—	405.8	—	400.0
2028 fixed rate senior secured notes	757.5	—	750.0	—
Less deferred borrowing costs	—	—	(10.2)	(6.9)
	2,082.4	1,706.4	2,056.4	1,688.4

13.    Provisions

	Restructuring	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m
Balance as of January 1, 2021	12.9	6.6	32.3	51.8
Additional provision in the period	1.1	—	1.0	2.1
Release of provision	(0.2)	—	(2.7)	(2.9)
Utilization of provision	(7.0)	—	(6.2)	(13.2)
Foreign exchange	0.1	—	0.7	0.8
Balance as of June 30, 2021	6.9	6.6	25.1	38.6

Analysis of total provisions:			June 30, 2021	December 31, 2020
Current			35.7	45.7
Non-current			2.9	6.1
Total			38.6	51.8
Updates since December 31, 2020
Restructuring
The €6.9 million (December 31, 2020: €12.9 million) provision relates to committed plans for certain restructuring activities of an exceptional nature which are due to be completed within the next 15 months. €7.0 million has been utilized in the six months ended June 30, 2021, which relates to reorganizational activities across the Company.
Other
Other provisions cover a range of liabilities, including €1.5 million (December 31, 2020: €6.6 million) related to employer taxes on the LTIP which become payable on the issuance of shares (see Note 15), of which €5.8 million has been utilized in the six months ended June 30, 2021.
14.    Employee benefits

The Company operates partially funded defined benefit pension plans in Germany and Austria, an unfunded defined benefit pension plan in Sweden and defined benefit indemnity arrangements in Italy and Austria, as well as various contribution plans in other countries. Pension benefits in Switzerland are met via a contract with a collective foundation that offers a fully insured solution to provide a contribution-based cash balance retirement plan, which is classified as a defined benefit plan. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the six months ended June 30, 2021.

The total net employee benefit obligations as at June 30, 2021 is as follows:

€m
Balance as of January 1, 2021	276.2
Service cost	4.2
Net interest expense	0.8
Actuarial gains on pension scheme valuations	(27.6)
Benefits paid	(4.0)
Foreign exchange differences on translation	(0.5)
Balance as of June 30, 2021	249.1
The principal assumptions applied for the valuation at June 30, 2021 were the same as those applied at December 31, 2020, except for the German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations increased from 0.55% to 1.05%.

15.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has awarded restricted shares to the management team (the “Management Share Awards”) as of the following five award dates.

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	Total
Number of awards outstanding at January 1, 2021	1,041,953	819,873	446,575	159,561	710,438	3,178,400
Forfeitures in the period	—	—	(41,701)	(6,866)	(23,009)	(71,576)
Awards vested and issued in period	(1,041,953)	(819,873)	—	—	—	(1,861,826)
Number of awards outstanding at June 30, 2021	—	—	404,874	152,695	687,429	1,244,998

Relevant to the January 1, 2016, 2017 and 2018 awards schemes grant, the vesting of such awards is subject to the following performance conditions: up to one-half of such award will vest if the Company achieves one of a range of benchmark market share price performance targets over a revised four or five year period (the "Share Price Performance Condition") and up to one-half of such award will vest upon the Company achieving one of a range of cumulative EBITDA performance targets over a four-year period (the "EBITDA Performance Condition"). If the Share Price Performance Condition is satisfied, up to 50% of the shares subject to the Share Price Performance Condition will vest in the initial two-year period following the grant and up to 50% of the shares subject to the Share Price Performance Condition will vest over the subsequent two or three-year period following the grant, depending on the award.
•For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent three-year period is through to January 1, 2021. All awards for this grant have now vested.
•For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021. All awards for this grant have now vested.
•For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent three-year period is through to January 1, 2023.
With respect to each such award, if the respective EBITDA Performance Condition is satisfied, up to 50% of such award subject to the EBITDA Performance Condition will vest on January 1, 2021 and 2022, respectively, as the case may be.
In September 2019, 173,293 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began on January 1, 2019. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. One third of the total share award is assigned to each type of performance measure. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2023.
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2024.

In January 2021, 1,041,953 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.42), resulting in the issuance of 587,633 ordinary shares to participants in the LTIP (net of 454,320 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
In January 2021, 368,154 restricted shares granted as part of the 2017 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.42), resulting in the issuance of 217,228 ordinary shares to participants in the LTIP (net of 150,926 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In February 2021, 451,719 restricted shares granted as part of the 2017 Management Share Awards vested as a result of the satisfaction of the applicable EBITDA Performance Condition (based on a share price of $25.89 at time of vesting), resulting in the issuance of 271,451 ordinary shares to participants in the LTIP (net of 180,268 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and six months ended June 30, 2021 related to the Director and Senior Management Share Awards is €0.4 million and €0.8 million (three and six months ended June 30, 2020: €1.2 million and €4.1 million).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Based on the latest revision to the January 1, 2018, 2019 and 2020 schemes, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are as follows:

	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award
Grant date price	$16.72	$20.15	$22.37
Exercise price	$—	$—	$—
Expected life of restricted share	1.50 – 4.00 years	4.00 years	4.00 years
Expected volatility of the share price	22.7%	24.0%	24.4%
Dividend yield expected	—%	—%	—%
Risk free rate	2.55%	1.33%	1.70%
Employee exit rate	14.0%	14.0%	27.3%
EBITDA Performance Target Conditions	35.0%	35.0%	35.0%
The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has been listed less than five years at the point of issue. Based on the assessment of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares outstanding are:

•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
•2020 award - $4.8 million (€4.3 million)
Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

On June 17, 2020 after the Company's annual meeting of shareholders, the current Non-Executive Directors were granted 32,140 restricted stock awards at a share price of $21.78. Due to the timing of the annual general meeting, these awards, net of shares held back as settlement towards personal tax liabilities, will be issued to the Non-Executive Directors in Q3 2021.

On June 30, 2021, after the Company's annual general meeting, the current Non-Executive Directors were granted 24,759 restricted stock awards at a share price of $28.27.

The total charge within the Statement of Consolidated Profit or Loss for the three and six months ended June 30, 2021 related to Non-Executive Directors stock compensation awards was €0.3 million and €0.4 million (three and six months ended June 30, 2020: €0.2 million and €0.3 million).
Share based compensation reserve

Total Share based compensation reserve
€m
Balance as of January 1, 2021	8.3
Non-Executive Director restricted share awards charge	0.4
Directors and Senior Management share awards charge - January 1, 2018	0.1
Directors and Senior Management share awards charge - January 1, 2019	0.1
Directors and Senior Management share awards charge - January 1, 2020	0.6
Shares issued upon vesting of Awards	(0.1)
Reclassification of employer tax for Director and Senior Management share awards	(5.4)
Balance as of June 30, 2021	4.0

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from Share based compensation reserve for the shares withheld.
16.    Share Capital, Capital reserve and Other reserves
Ordinary Shares

On January 4, 2021, the Company issued a share dividend of 3,875,036 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2019 dividend price of $25.2127 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $28.7055 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2020).

On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. From January 1, 2021 to January 8, 2021, the Company entered into agreements to repurchase and cancel 507,396 ordinary shares in open market transactions for $12.8 million (€10.5 million) under the program.

See Note 15 for further information on restricted shares vested as part of the 2016 and 2017 Management Share Awards.

The following is the authorized share capital available to the Company:
•Unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share
•Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share

	Shares		June 30, 2021	December 31, 2020
	June 30, 2021	December 31, 2020	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares with nil nominal value	176,624,849	172,180,897	1,679.0	1,636.9
Founder Preferred Shares with nil nominal value	1,500,000	1,500,000	10.6	10.6
Total share capital and capital reserve			1,689.6	1,647.5
Listing and share transaction costs			—	(27.0)
Total net share capital and capital reserve			1,689.6	1,620.5

Other Reserves
Other reserves as at June 30, 2021, include a cash flow hedging reserve of €5.0 million (December 31, 2020: €21.7 million as restated in Note 2) and a cost of hedging reserve of €2.8 million (December 31, 2020: €4.4 million as restated in Note 2).
17.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last 10 consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts ($25.2127) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2020 were met and issued on January 4, 2021. The Company issued a share dividend of 3,875,036 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2019 dividend price of $25.2127 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $28.7055 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2020). Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at June 30, 2021 decreased to €166.0 million (December 31, 2020: €245.5 million).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalization events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

18.    Related parties

Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three and six months ended June 30, 2021 were €0.4 million and €0.8 million respectively (three and six months ended June 30, 2020: €0.5 million and €1.0 million respectively).

In addition to the fees above, as discussed in Note 17, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2020 were met and a share dividend of 3,875,036 ordinary shares was issued on January 4, 2021.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and six months ended June 30, 2021 was €0.1 million and €0.2 million respectively (three and six months ended June 30, 2020: €0.1 million and €0.2 million respectively). In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 15.

19.    Subsequent events after the Statement of Financial Position date

Please see Note 12 for details of refinancing activities that have occurred subsequent to the date of these interim financial statements. This includes the issuance of additional senior secured notes as well as changes to cross currency interest rate swaps.

On August 5, 2021, the Company announced that its Board of Directors authorized a share repurchase program to purchase up to an aggregate of $500 million of the Company’s ordinary shares. Acquisitions pursuant to the share repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions, at the Company's discretion, as permitted by securities laws and other legal requirements.